FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Highlights

Second Quarter 2009

  Economy - In 2009, the economy of the country has decreased at a double digit rate, the steepest decline in the GDP since 1932. In spite of this, TELMEX maintained its focus on growth in broadband services, IT (Information Technology) and computer sales to continue to drive the digital culture and the technological development of the country. This dynamic growth has been achieved through of significant investments carried out in the last 10 years.

  Our prices have decreased in nominal terms for the past 9 years. With the strong devaluation of the peso, prices in dollar terms are even lower, ranking Mexico among the world’s major economies with the lowest cost for a telephone line that includes 100 unlimited local calls plus maintenance (11.5 dollars per month plus VAT).

  Broadband – In the last 5 and a half years, we had significant growth in broadband Infinitum services reaching 5.9 million customers at June 2009 compared with 179 thousand customers and less than 42% of market share in December 2003, which in addition to the substantial growth in services of our competitors makes Mexico one of the countries with the highest broadband growth rates in the world. The annual average growth rate is more than 70%, achieving broadband penetration of approximately 30% in homes. (Bank of America / Merrill Lynch, Global Wireline Matrix 2009).

  The main limitation for broadband growth in Mexico is the lack of computers since only one out of four homes has a computer.  However, more than 90% of homes with a computer have access to broadband Internet. In order to increase computer penetration in Mexican homes, we have enhanced our multi-service packages to include an offering of a laptop. Depending on the customer’s PC choice, the cost may be as low as 100 pesos (VAT included) per month in installments up to 48 months with a down payment starting at 949 pesos.

  During 2009, our investments in traditional voice lines and in telecommunications services in rural communities have decreased. On the other hand, we continue investing to drive broadband services and IT.

  In the second quarter, total revenues were 29.8 billion pesos, 3.7% lower than the same period of the previous year. These results reflected decreases of 7.3%, 16.8%, and 11.3% in local, long distance and interconnection revenues, respectively, as well as increases of 26.5% in Internet access revenues and 16.0% in corporate networks revenues.

  From April to June 2009, EBITDA (1) totaled 13.0 billion pesos, 9.7% lower than the second quarter of last year. Operating income totaled 8.5 billion pesos, 14.3% lower than last year’s second quarter.

  Net income in the quarter totaled 5.9 billion pesos, 4.3% lower than the same period of last year. For the second quarter, earnings per share were 32 Mexican cents, similar to the second quarter of last year, and earnings per ADR (2) were 47 US cents, a decrease of 24.2% compared with the same quarter of 2008.

  TELMEX’s total debt at June 30, 2009 was the equivalent of 7.640 billion dollars. Total net debt (3) was equivalent to 6.546 billion dollars, 1.379 billion dollars less than June 30, 2008. On July 8, 2009 we placed 4 billion pesos in two-year tradable certificates (TELMEX 09) at 28 days Mexican interbank equilibrium interest rate (TIIE) plus 74 basis points, and we sold another 4 billion pesos of four-year tradable certificates (TELMEX 09-2) at 28 days Mexican interbank equilibrium interest rate (TIIE) plus 95 basis points. These issuances were rated “mxAAA” by Standard & Poor’s and “Aaa.mx” by Moody’s.

  In the second quarter, capital expenditures (capex) were the equivalent of 166 million dollars and for the six months, capex was the equivalent of 390 million dollars. From April to June, the company used 823 million pesos to repurchase 75 million 367 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines in service and local traffic

At the end of the second quarter, the number of lines in service was 17 million 415 thousand, 99 thousand lower than the first quarter of 2009. The number of disconnections is occurring mainly as a result of competition from fixed, mobile and pay TV companies and also because our packages enable some of our customers to cancel additional lines.

Of our lines in service, approximately 10.3 million are in areas that interest competitors and where they also have presence. However, 7.1 million lines are in areas that hold no interest to competitors. In the first half, these lines generated revenues of approximately 9.391 billion pesos and an operating loss of 1.768 billion pesos.

During the second quarter, local traffic decreased 6.9% compared with the same period of 2008, totaling 5.257 billion local calls. Local traffic volume continues to be affected mainly by the increase in penetration of cellular telephony, which is changing customers’ consumption habits, and by competition from local and pay TV companies.

Long distance

In the second quarter, domestic long distance (DLD) traffic decreased 1.2% compared with last year’s second quarter, totaling 5.055 billion minutes, due to the decrease in termination traffic with cellular operators, more multi-service package offerings that include DLD minutes and higher traffic from other fixed telephony operators.

From April to June, outgoing international long distance (ILD) traffic decreased 36.1% compared with last year’s second quarter, totaling 345 million minutes due to the decrease in traffic from mobile operators and the slowdown of industrial activity in the country. Incoming international long distance traffic decreased 16.2% compared with the same period of the previous year, totaling 1.381 billion minutes. The incoming-outgoing ratio was 4.0x.

Interconnection

In the second quarter, interconnection traffic totaled 10.882 billion minutes, 5.2% lower than the same quarter of 2008, mainly due to the decrease of 11.0% in calling party pays traffic. Interconnection traffic with local, long distance and cellular telephony operators decreased 3.5%.

Internet access

In the last 5 and a half years, we had significant growth in broadband Infinitum services reaching 5.9 million customers at June 2009 compared with 179 thousand customers and less than 42% of market share in December 2003, which in addition to the substantial growth in services of our competitors makes Mexico one of the countries with the highest broadband growth rates in the world. The annual average growth rate is more than 70%, achieving broadband penetration of approximately 30% in homes. (Bank of America / Merrill Lynch, Global Wireline Matrix 2009).

This growth has been supported by our multi-service packages. These packages benefit families and small and medium-sized businesses by offering discounts up to 42% and access to broadband service and different voice services. This strategy delivered growth of 95.4% in the number of packages compared with the same period of 2008. At the same time, we offer corporate customers special plans based on their consumption patterns.

The main limitation for broadband growth in Mexico is the lack of computers since only one out of four homes has a computer.  However, more than 90% of homes with a computer have access to broadband Internet. In order to increase computer penetration in Mexican homes, we have expanded our multi-service packages to include an offering of a laptop. Depending on the customer’s PC choice, the cost may be as low as 100 pesos (VAT included) per month in installments up to 48 months with a down payment of 949 pesos.

Financial Results

The following financial information for 2009 and 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the second quarter, revenues totaled 29.792 billion pesos, a decrease of 3.7% compared with the same period of the previous year. These results include decreases of 7.3% in local service revenues, 16.8% in long distance service revenues and 11.3% in interconnection revenues. The decrease in interconnection revenues reflected a decline of 6.6% in the average revenue of calling party pays services, partially offset by increases of 26.5% in Internet access revenues and 16.0% in corporate networks revenues.

  Local: Local service revenues totaled 11.432 billion pesos in the second quarter; a decrease of 7.3% compared with the same quarter of 2008, due to the 6.4% decrease in revenue per local billed call and the decrease of 6.9% in local traffic volume.

  DLD: In the quarter, DLD revenues totaled 3.560 billion pesos, 14.7% lower than the second quarter of 2008, due to the 1.2% decrease in traffic and the 13.7% decline in the average revenue per minute. The results reflected increased market penetration of packages that include long distance minutes, which incentivizes traffic but reduces average revenue per minute.

  ILD: From January to March, ILD revenues totaled 1.661 billion pesos, a decrease of 21.0% compared with the same period of the previous year. Outgoing traffic revenues declined 23.5% to 1.062 billion pesos compared with the second quarter of 2008 due to the decrease in outgoing traffic of 36.1% and a 19.7% increase in the average revenue per minute. Incoming international long distance traffic revenues totaled 599 million pesos, a decrease of 16.2% compared with the second quarter of 2008.

  Interconnection: In the quarter, interconnection revenues decreased 11.3% to 4.233 billion pesos compared with the second quarter of 2008, mainly due to the 11.0% decline in calling party pays traffic and the decrease of 6.6% in the calling party pays rate.

  Corporate networks: In the corporate market, we continue promoting growth of VPN (Virtual Private Networks) and the integration of value-added products in our product and services offering. As a result we have been able to increase our participation in the information technology and telecommunications budgets of our customers. These initiatives allowed corporate service revenues to total 3.343 billion pesos, an increase of 16.0% compared with the second quarter of last year.

  Internet access: Revenues from Internet access in the second quarter totaled 4.024 billion pesos, 26.5% higher than last year’s second quarter due to the increase of 48.7% in Internet access services offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the second quarter, total costs and expenses were 21.299 billion pesos, an increase of 1.4% compared with the same period of 2008, mainly due to higher commissions related to growth in broadband services, charges related to labor costs and a higher reserve for uncollectables, partially offset by initiatives carried out to optimize resource use.

  Cost of sales and services: In the second quarter, cost of sales and services increased 6.7% compared with the same period of 2008, totaling 8.540 billion pesos, due to higher costs related to computer sales and charges related to labor costs.

  Commercial, administrative and general: In the second quarter, commercial, administrative and general expenses totaled 5.241 billion pesos, 5.4% higher than last year’s second quarter, mainly due to higher commissions related to growth in broadband services and an increase in the reserve for uncollectables.

  Interconnection: Interconnection costs totaled 2.991 billion pesos, a decrease of 15.2% compared with the second quarter of 2008 due to the 9.9% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 11.0% in calling party pays traffic.

  Depreciation and amortization: In the second quarter, depreciation and amortization increased 0.3% compared with the same period of 2008, to 4.527 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 13.020 billion pesos in the second quarter, a decrease of 9.7% compared with the same period of last year. The EBITDA margin was 43.7%. Operating income totaled 8.493 billion pesos in the second quarter and the operating margin was 28.5%.

Financing cost: In the second quarter, financing cost produced a gain of 589 million pesos. This resulted from: i) a net interest charge of 1.078 billion pesos, mainly due to the recognition of the market value of interest rate swaps, partially offset by the decrease in interest paid due to lower debt and ii) a net exchange gain of 1.667 billion pesos from the second-quarter exchange rate appreciation of 1.1294 pesos per dollar and 5.351 billion dollars in dollar-peso hedges.

Net income: In the second quarter, net income totaled 5.924 billion pesos, 4.3% lower than the same period of the previous year. Earnings per share were 32 Mexican cents, similar to last year’s second quarter, and earnings per ADR (2) were 47 US cents, a decrease of 24.2% compared with the same period of 2008.

Investments: In the second quarter, capital expenditures (capex) were the equivalent of 166 million dollars and for the six months, capex was the equivalent of 390 million dollars, of which 72.1% was used for projects in the data, connectivity and transmission platforms and the rest for other projects providing operational support.

Debt: Total debt at June 30, 2009 was the equivalent of 7.640 billion dollars, of which 62.7% is long-term, 45.4% has fixed rates considering interest rate swaps, and 81.0% is in foreign currency, equivalent to 6.186 billion dollars. To minimize risks from variations in the exchange rate, we have dollar-peso hedges for 5.351 billion dollars. Total net debt (3) decreased during the last twelve months the equivalent of 1.379 billion dollars, bringing the total to 6.546 billion dollars.

On July 8, 2009 we placed 4 billion pesos in two-year tradable certificates (TELMEX 09) at 28 days Mexican interbank equilibrium interest rate (TIIE) plus 74 basis points and we sold another 4 billion pesos of four-year tradable certificates (TELMEX 09-2) at 28 days Mexican interbank equilibrium interest rate (TIIE) plus 95 basis points. These issuances were rated “mxAAA” by Standard & Poor’s and “Aaa.mx” by Moody’s.

Repurchase of shares: During the second quarter, the company used 823 million pesos to repurchase 75 million 367 thousand of its own shares.

On July 2 and 3, 2009, COFECO (Comisión Federal de Competencia) Mexico’s Antitrust Commission, notified TELMEX of two resolutions in which it declares the company has: i) substantial power in wholesale markets of local, domestic long distance, international long distance of leased dedicated links and interconnection and ii) substantial power in relevant markets in local transit of public switched voice traffic through public telecommunications networks.  TELMEX will act on its rights to a review process as provided in the “Ley Federal de Competencia Económica” (Federal Economic Competition Law) in the time frame and under the conditions set by law. The resolutions put forth by COFECO will not take effect while that process is under way. TELMEX believes that its arguments are sound; nevertheless, there is no certainty of the outcome in this matter.

Relevant Figures

( In millions of Mexican pesos, unless otherwise indicated)

					%					%
		2Q2009		2Q2008	Inc.		6 months 09		6 months 08	Inc.

Revenues	P.	29,792	P.	30,925	(3.7)	P.	59,810	P.	62,047	(3.6)
EBITDA (1)		13,020		14,424	(9.7)		27,114		29,576	(8.3)
EBITDA margin (%)		43.7		46.6	(2.9)		45.3		47.7	(2.4)
Operating income		8,493		9,912	(14.3)		18,110		20,542	(11.8)
Operating margin (%)		28.5		32.1	(3.6)		30.3		33.1	(2.8)
Net income		5,924		6,187	(4.3)		10,683		11,761	(9.2)
Earnings per share (pesos)		0.32		0.32	0.0		0.58		0.62	(6.5)
Earnings per ADR (dollars) (2)		0.47		0.62	(24.2)		0.83		1.16	(28.4)
Weighted average of outstanding shares (millions)		18,483		19,108	(3.3)		18,483		19,108	(3.3)
Equivalent ADRs (millions) (2)		924		955	(3.3)		924		955	(3.3)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2009		2Q2008	Inc.		6 months 09		6 months 08	Inc.
Revenues
Local	P.	11,432	P.	12,327	(7.3)	P.	22,978	P.	25,020	(8.2)
Domestic long distance		3,560		4,175	(14.7)		7,276		8,319	(12.5)
International long distance		1,661		2,103	(21.0)		3,670		4,198	(12.6)
Interconnection		4,233		4,774	(11.3)		8,398		9,565	(12.2)
Corporate networks		3,343		2,881	16.0		6,613		5,882	12.4
Internet access		4,024		3,181	26.5		7,860		6,088	29.1
Others		1,539		1,484	3.7		3,015		2,975	1.3
Total		29,792		30,925	(3.7)		59,810		62,047	(3.6)

Costs and Expenses
Cost of sales and services		8,540		8,001	6.7		16,532		15,780	4.8
Commercial, administrative and general		5,241		4,974	5.4		10,188		9,704	5.0
Interconnection		2,991		3,526	(15.2)		5,976		6,987	(14.5)
Depreciation and amortization		4,527		4,512	0.3		9,004		9,034	(0.3)
Total		21,299		21,013	1.4		41,700		41,505	0.5

Operating income		8,493		9,912	(14.3)		18,110		20,542	(11.8)

Other expenses, net		608		483	25.9		859		883	(2.7)

Financing cost
Interest, net		1,078		577	86.8		2,903		2,630	10.4
Exchange (gain) loss, net		(1,667)		21	NA		(1,099)		535	NA

Total		(589)		598	NA		1,804		3,165	(43.0)

Equity interest in net income of affiliates		81		11	636.4		80		22	263.6

Income before income tax		8,555		8,842	(3.2)		15,527		16,516	(6.0)

Income tax		2,631		2,655	(0.9)		4,844		4,755	1.9

Net income	P.	5,924	P.	6,187	(4.3)	P.	10,683	P.	11,761	(9.2)

EBITDA (1)	P.	13,020	P.	14,424	(9.7)	P.	27,114	P.	29,576	(8.3)

EBITDA margin (%)		43.7		46.6	(2.9)		45.3		47.7	(2.4)
Operating margin (%)		28.5		32.1	(3.6)		30.3		33.1	(2.8)

Exchange rate at June 30, 2009: 13.2023 pesos per dollar.
NA not applicable.

Balance Sheets
[ In millions of Mexican pesos ]

		June 30,		June 30,
		2009		2008
Assets
Cash and cash equivalents	P.	14,446	P.	9,729
Other current assets		41,496		26,184
Plant, property and equipment, net		109,575		115,436
Other assets		6,028		6,035
Net projected asset		12,946		13,462
Total assets	P.	184,491	P.	170,846

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	37,588	P.	12,051
Other current liabilities		20,761		20,065
Long-term debt		63,278		79,187
Labor obligations		4,501		5,710
Deferred taxes		15,550		16,289
Deferred credits		379		445
Total liabilities		142,057		133,747
Stockholders’ equity		42,434		37,099
Total liabilities and stockholders’ equity	P.	184,491	P.	170,846

Exchange rate at June 30, 2009: 13.2023 pesos per dollar .

Operating Results

						% Inc. vs.
	2Q 2009	1Q 2009	4Q 2008	3Q 2008	2Q 2008	2Q 2008

Internet (thousands)	6,059	5,699	5,217	4,600	4,075	48.7
Prodigy (Dial-up)	159	177	207	238	271	(41.3)
Infinitum (ADSL)	5,900	5,522	5,010	4,362	3,804	55.1

Lines in service (thousand units)	17,415	17,514	17,589	17,673	17,660	(1.4)

Local traffic (million units)
Local calls	5,257	5,245	5,419	5,699	5,644	(6.9)
Interconnection minutes (A) (B)	10,882	10,670	11,453	11,704	11,482	(5.2)

Long distance traffic (million minutes)
Domestic long distance (A)	5,055	4,939	4,920	4,946	5,119	(1.2)
International long distance
(incoming and outgoing) (B)	1,726	1,841	2,192	2,260	2,188	(21.1)

(A) Includes domestic long distance calling party pays traffic.
(B) Includes international long distance calling party pays traffic.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the second quarter of 2009 and 2008.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2009		2Q2008	Inc.		6 months 09		6 months 08	Inc.
Revenues
Access, rent and measured service	Ps.	11,333	Ps.	12,153	(6.7)	Ps.	22,773	Ps.	24,638	(7.6)
LADA interconnection		1,270		940	35.1		2,621		1,883	39.2
Interconnection with operators		497		369	34.7		937		747	25.4
Interconnection with cellular operators		2,834		3,122	(9.2)		5,609		6,249	(10.2)
Other		3,697		3,783	(2.3)		7,386		7,419	(0.4)
Total		19,631		20,367	(3.6)		39,326		40,936	(3.9)

Costs and expenses
Cost of sales and services		6,266		5,854	7.0		12,098		11,358	6.5
Commercial, administrative and general		4,706		4,591	2.5		9,246		8,856	4.4
Interconnection		1,871		2,249	(16.8)		3,683		4,357	(15.5)
Depreciation and amortization		2,682		2,852	(6.0)		5,353		5,733	(6.6)
Total		15,525		15,546	(0.1)		30,380		30,304	0.3

Operating income	Ps.	4,106	Ps.	4,821	(14.8)	Ps.	8,946	Ps.	10,632	(15.9)

EBITDA (1)	Ps.	6,788	Ps.	7,673	(11.5)	Ps.	14,299	Ps.	16,365	(12.6)

EBITDA margin (%)		34.6		37.7	(3.1)		36.4		40.0	(3.6)
Operating margin (%)		20.9		23.7	(2.8)		22.7		26.0	(3.3)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2009		2Q2008	Inc.		6 months 09		6 months 08	Inc.
Revenues
Domestic long distance	P.	4,095	P.	4,852	(15.6)	P.	8,339	P.	9,670	(13.8)
International long distance		1,587		2,157	(26.4)		3,393		4,305	(21.2)
Total		5,682		7,009	(18.9)		11,732		13,975	(16.1)

Costs and expenses
Cost of sales and services		1,290		1,278	0.9		2,741		2,723	0.7
Commercial, administrative and general		1,344		1,456	(7.7)		2,691		2,735	(1.6)
Interconnection to the local network		1,831		1,877	(2.5)		3,824		3,753	1.9
Depreciation and amortization		469		571	(17.9)		990		1,112	(11.0)
Total		4,934		5,182	(4.8)		10,246		10,323	(0.7)

Operating income	P.	748	P.	1,827	(59.1)	P.	1,486	P.	3,652	(59.3)

EBITDA (1)	P.	1,217	P.	2,398	(49.2)	P.	2,476	P.	4,764	(48.0)

EBITDA margin (%)		21.4		34.2	(12.8)		21.1		34.1	(13.0)
Operating margin (%)		13.2		26.1	(12.9)		12.7		26.1	(13.4)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - HIGHLIGHTS SECOND QUARTER 2009.